EXHIBIT 4.7
                                                                  CONFORMED COPY

NEITHER THIS NOTE NOR ANY INTEREST OR PARTICIPATION HEREIN MAY BE SOLD, ASSIGNED, PLEDGED, HYPOTHECATED, ENCUMBERED OR IN ANY OTHER MANNER TRANSFERRED OR DISPOSED OF EXCEPT IN COMPLIANCE WITH THE SECURITIES ACT OF 1933, AS AMENDED, AND REGULATIONS PROMULGATED THEREUNDER, STATE SECURITIES STATUTES AND REGULATIONS PROMULGATED THEREUNDER, AND THE TERMS AND CONDITIONS HEREOF.

                           CONVERTIBLE PROMISSORY NOTE

$1,600,000                                                      MARCH 6, 1996

    FOR VALUE RECEIVED, the undersigned, AMERICAN RESIDENTIAL SERVICES, INC., a Delaware corporation (herein, "Maker"), hereby promises to pay (subject to the immediately following paragraph) to the order of EQUUS II INCORPORATED, a Delaware corporation (herein, "Holder"), at its principal offices at 2929 Allen Parkway, 25th Floor, Houston, Texas 77019, the principal sum of ONE MILLION SIX HUNDRED THOUSAND AND NO/100 DOLLARS ($1,600,000), or, if less, the aggregate unpaid amount of all Advances made by Holder to Maker pursuant to the Funding Agreement dated the date hereof (the "Funding Agreement"), between Maker and Holder (including amounts advanced by Holder to Maker pursuant to the Promissory Note dated December 6, 1995, issued by Maker in favor of Holder), on the earlier of (i) December 31, 1996, or (ii) the date on which the Maker closes an initial public offering ("IPO") of its common stock, par value $.01 per share ("Common Stock"), together with interest on the unpaid balance thereof at a rate per annum equal to the Base Rate (as defined in the Funding Agreement) plus 1/4%. Upon the occurrence and during the continuance of an Event of Default (as hereinafter defined), all Advances evidenced hereby will bear interest at 18% per annum.

    Simultaneously with the closing of the IPO, the principal amount of the lesser of (i) all outstanding principal amounts under this Note, or (ii) $500,000 (the "Conversion Amount"), shall automatically convert (the "Conversion") into that number of shares of Common Stock, rounded upward to the nearest whole share, which are equal to the greater of (i) twice the number of shares of Common Stock (but excluding any shares issuable pursuant to options or warrants or pursuant to the conversion of any convertible securities) owned, directly or indirectly, by all shareholders of the Company immediately prior to the closing of the IPO or (ii) ten percent of Maker's outstanding Common Stock at such closing (taking into account all other issuances of Maker's Common Stock that will occur simultaneously or contemporaneously with such closing but excluding all issuances which may occur as a result of the exercise of then outstanding warrants or options or the conversion of securities which are convertible into Common Stock). Prior to the Conversion, the Holder, as such, shall not be entitled to any rights of a stockholder of the Maker.

    The Maker shall at all times reserve and keep available out of its authorized but unissued stock for the purpose of effecting the Conversion such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the Conversion. The Maker covenants that all shares of Common Stock which may be issued upon the Conversion will upon issuance be fully paid and nonassessable and free from all taxes, liens and charges with respect to the issuance thereof. The Maker will not take any action which would cause the conversion price to be below the then par value per share of the Common Stock.

    Maker may at any time prior to the maturity date (i) prepay the principal amount hereof which is greater than $500,000 in whole or from time to time in part, together with accrued interest to the date of such prepayment, without penalty, or (ii) prepay the Note in its entirety without penalty if the Funding Agreement is terminated by the Holder (and in which case, the Conversion and any rights of holder related to or arising out of the Conversion shall automatically terminate without the necessity of action of any party). This Note is subject to the terms and conditions of Section 1.1 of the Funding Agreement.

     If default is made on the payment of this Note, and this Note is placed in the hands of an attorney for collection, or collected through probate or bankruptcy proceedings, or if suit is brought on this Note, Maker agrees to pay reasonable attorneys fees in addition to all other amounts owing hereunder.

     If any of the following events shall occur and be continuing, then the Holder may by notice in writing to the Maker declare the outstanding principal balance of this Note, together with any accrued and unpaid interest thereon (collectively, the "Indebtedness") to be, and thereupon the Indebtedness shall forthwith become, due and payable without any further notice of any kind to the Maker or any other party, all of which notices are expressly waived:

            (i) The Maker does not pay any principal or interest on or with respect to the Indebtedness evidenced by this Note when due; or

           (ii) The Maker makes an assignment for the benefit of creditors; or

          (iii) The Maker admits in writing its inability to pay debts as they mature, applies to any tribunal for the appointment of a trustee or receiver of any substantial part of its assets, or commences any proceedings under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or other liquidation law of any jurisdiction; or

           (iv) Any such application is filed, or any such proceedings are commenced against the Maker, and the Maker indicates its approval, consent or acquiescence, or any order is entered appointing such trustee or receiver, or adjudicating the Maker bankrupt or insolvent, or approving the petition in any such proceedings, and such order remains in effect for sixty days; or

            (v) Any Event of Default occurs under the Funding Agreement.

     Anything in this Note to the contrary notwithstanding, Maker shall never be required to pay unearned interest on this Note and shall never be required to pay interest on this Note at a rate in excess of the maximum rate that may be lawfully charged under applicable law. If the effective rate of interest which would otherwise be payable under this Note would exceed the maximum rate of interest allowed by applicable law, then the amount of interest payable under this Note shall be reduced to the amount allowed under said applicable law, and the amount paid in excess of such amount shall be credited to the principal of this Note.

     THIS NOTE IS TO BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS.

     IN WITNESS WHEREOF, the Maker has executed this Note on the 6th day of March, 1996, to be effective as of such date.

                                  AMERICAN RESIDENTIAL SERVICES, INC.

                                  By /s/ C. CLIFFORD WRIGHT, JR.
                                         C. Clifford Wright, Jr., President and
                                         Chief Executive Officer